    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2001

                                                      REGISTRATION NO. 333-65952

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   -----------

                              COMPUTER MOTION, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           DELAWARE                                      77-0458805
(STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)

                                   -----------

                  130-B CREMONA DRIVE, GOLETA, CALIFORNIA 93117
                                 (805) 968-9600

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   -----------

                                ROBERT W. DUGGAN
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              COMPUTER MOTION, INC.
                  130-B CREMONA DRIVE, GOLETA, CALIFORNIA 93117
                                 (805) 968-9600
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   -----------

                                   COPIES TO:
                             DAVID E. LAFITTE, ESQ.
                            TIMOTHY N. STICKLER, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 725-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


===============================================================================================================================
                                                                 PROPOSED MAXIMUM        PROPOSED MAXIMUM
           TITLE OF EACH CLASS               AMOUNT TO BE       OFFERING PRICE PER      AGGREGATE OFFERING        AMOUNT OF
      OF SECURITIES TO BE REGISTERED          REGISTERED             SHARE(1)                  PRICE          REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
    Common Stock ($.001 par value) (2)         6,317,951              $3.92                 $24,766,367            $6,192(3)
===============================================================================================================================



(1) The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), and is based upon the average of the high and low prices reported on the Nasdaq National Market on August 24, 2001 which average was $3.92 per share.

(2) This registration statement covers the resale by Societe Generale of up to 4,411,765 shares of our Common Stock, which Societe Generale may acquire upon our sale of Common Stock to Societe Generale under a equity line financing agreement dated March 30, 2001. This registration statement also covers 1,684,784 shares issuable upon the conversion of 4,000 shares of Series B Convertible Preferred Stock and dividends payable on the shares of Series B Convertible Preferred Stock and 221,402 shares issuable upon exercise of certain warrants issued to the purchasers of our Series B Stock. In the event of a stock split, stock dividend, or similar transaction involving the Registrant's Common Stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(3)  This fee includes $3,651 previously filed by the registrant.

--------------------------------------------------------------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                  SUBJECT TO COMPLETION, DATED AUGUST 30, 2001


     The information in this prospectus is not complete and may be changed. We have filed a registration statement relating to these securities with the Securities and Exchange Commission. Societe Generale, the selling stockholder, is not allowed to sell these securities nor accept offers to buy these securities, prior to the time the registration statement becomes effective.


                             PRELIMINARY PROSPECTUS


                                6,317,951 SHARES


                              COMPUTER MOTION, INC.

                                  COMMON STOCK

                           --------------------------


     This prospectus covers 6,317,951 shares of our Common Stock that Societe Generale, the selling stockholder, may offer and sell from time to time. We will issue the shares under the terms of that certain Equity Line Financing Agreement dated March 30, 2001. This prospectus also covers 1,684,784 shares issuable upon the conversion of 4,000 shares of Series B Convertible Preferred Stock purchased by Societe Generale pursuant to that certain Securities Purchase Agreement, dated February 16, 2001, and dividends payable on such shares of Series B Convertible Preferred Stock, and 221,402 shares issuable upon exercise of that certain warrant, also dated February 16, 2001, granted to Societe Generale in connection with its purchase of the shares of Series B Convertible Preferred Stock.

     Societe Generale may sell its shares, directly or through broker-dealers or underwriters, in the over-the-counter market, in any securities exchange or market in which our Common Stock may in the future be traded, in private negotiated transactions or otherwise. Societe Generale and any broker-dealers or agents that are involved in selling the shares acquired by Societe Generale under the Equity Line Financing Agreement will be considered "underwriters" within the meaning of the Securities Act of 1933 in connection with their sales.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     Our Common Stock is listed on the Nasdaq - National Market under the symbol "RBOT." On August 24, 2001, the last reported sale price of our Common Stock was $3.92 per share.


                           --------------------------

              INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS.


                     SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                           --------------------------

                  This prospectus is dated _____________, 2001

                           --------------------------

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

PROSPECTUS SUMMARY.......................................................2


OUR BUSINESS.............................................................2


THE OFFERING.............................................................4

SUMMARY FINANCIAL DATA...................................................6

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS..............................7

USE OF PROCEEDS.........................................................19

DIVIDEND POLICY.........................................................19

SELLING STOCKHOLDER.....................................................19

PLAN OF DISTRIBUTION....................................................20

DESCRIPTION OF CAPITAL STOCK............................................21

INDEMNIFICATION.........................................................26

WHERE YOU CAN FIND MORE INFORMATION.....................................26

TRANSFER AGENT AND REGISTRAR............................................27

LEGAL MATTERS...........................................................27

EXPERTS.................................................................27

IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS.................27



                               PROSPECTUS SUMMARY

     This summary contains highlights of selected financial and other information contained elsewhere in this prospectus. It does not contain all the information that you should consider before investing in Computer Motion, Inc. You should read the entire prospectus carefully, especially the section called "Risk Factors." The terms "Computer Motion," "we," "our" and "us" refer to Computer Motion, Inc. and its subsidiaries, unless the context suggests otherwise.


                                  OUR BUSINESS


     We develop, manufacture and market proprietary robotic and computerized surgical systems that are intended to enhance a surgeon's performance and centralize and simplify the surgeon's control of the operating room. We believe that our products have the potential to revolutionize surgery and the operating room by providing surgeons with the precision and dexterity necessary to perform complex, minimally invasive surgical procedures, and by enabling surgeons to control critical devices in the operating room through simple verbal commands. We believe that our products have the potential to broaden the scope and increase the effectiveness of minimally invasive surgery, improve patient outcomes and create a safer, more efficient and cost effective operating room.

     Our vision is to bring the power of computers and robotics to the operating room to facilitate a surgeon's ability to perform complex surgical procedures and enable new, minimally invasive microsurgical procedures that are currently very difficult or impossible to perform. We work with the leading medical practitioners in multiple disciplines to develop new procedures using our products to provide better visualization and improved dexterity for the surgeon, particularly for minimally invasive techniques.

     We have developed four major products and a suite of supporting supplies, accessories and services. The four major products are the AESOP(R) Endoscope Postioner, the ZEUS(TM) Robotic Surgical System, the HERMES(TM) Control Center, and the SOCRATES(TM) Telementoring System.

     The AESOP(R) Endoscope Postioner is a surgical robot which approximates the form and function of a human arm and allows control of the endoscope (a specially designed optical tube which, when connected to a medical video camera and light source, is passed into the body to allow the surgeon to view the operative site on a video monitor) using simple verbal commands. The AESOP platform is the world's first Food and Drug Administration (FDA) cleared surgical robot and incorporates the world's first FDA-cleared voice control interface for use in the operating room.

     The ZEUS(TM) Robotic Surgical System is designed to fundamentally improve a surgeon's ability to perform complex, minimally invasive surgical procedures and to enable new, minimally invasive microsurgical procedures that are currently very difficult or impossible to perform with conventional surgical methods. The ZEUS platform is comprised of three surgeon-controlled robotic arms, one of which positions an endoscope while the other two hold disposable and reusable surgical instruments. A surgeon controls the movement of the robotic arms by manipulating two corresponding robotic instrument handles, which are housed in a mobile console. A surgeon's precise manipulation of the instrument handles is communicated to a proprietary computer controller which filters, scales and translates the movements to the robotic surgical instruments.

     We have completed multi-center Phase I clinical testing with the ZEUS system and have begun clinical testing under the approved Investigation Device Exemption involving multi-center, pivotal clinical evaluation of the product. We are currently enrolling patients into three randomized controlled clinical trials in the areas of Coronary Artery Bypass Grafting, Internal Mammary Artery Harvesting and General Laparoscopic Surgeries. Feasibility studies are underway in several other surgical applications.

     The HERMES(TM) Control Center is a voice activated operating room control system. HERMES system is comprised of a control unit which can be networked with multiple HERMES compatible devices and is controlled by a surgeon using simple verbal commands or an interactive touch screen pendant. The 27 FDA-cleared devices controlled by the HERMES system include the endoscopic camera and light source, insufflator (a device to inflate the patient's abdomen to allow greater surgical access), arthroscopic pump (a device, similar to an insufflator, which inflates joints for surgical access), arthroscopic shaver (a device which shaves thin, precise layers of cartiledge), video cassette recorder , video printer, video frame grabber, operating room lights, surgical table, electrosurgical unit (a device which delivers electricity to cauterize, or cut, tissue), telephone and our AESOP system. The HERMES system provides both visual and digitized voice feedback to the surgical team. Both feedback features are customizable by a surgeon in real time, allowing a surgeon to modify the amount and type of feedback received.

     The SOCRATES(TM) Telementoring System is our latest generation technology platform currently under development. SOCRATES enables remote access to HERMES networked devices via proprietary software and standard teleconferencing components. The SOCRATES system allows an operative surgeon to virtually, cost effectively, and on an as-needed basis, communicate with a remote mentor surgeon. SOCRATES enables the remote surgeon to help direct a surgical procedure thereby augmenting the operative surgeon's prior training experience.

     Our line of computer and robotic systems enhance a surgeon's ability to perform complex, minimally invasive surgeries. We have developed a process to help surgeons to safely and economically develop minimally invasive surgery skills which we call the EVOLVE(TM) surgical continuum (our trademarked training method). All four of our robotic products are integral to the EVOLVE(TM) process.

                                  THE OFFERING


Common stock offered by us.........................  None

Common stock offered by the selling stockholders...  A maximum of 6,317,951 shares

Common stock outstanding as of August 24, 2001.....  10,215,954 shares

Offering price.....................................  Determined at the time of sale

Use of proceeds....................................  We will receive no proceeds from the sale of our Common
                                                     Stock by the selling
                                                     stockholder

Nasdaq National Market symbol......................  RBOT

THE EQUITY LINE

     On March 30, 2001, we entered into the Equity Line Financing Agreement with Societe Generale, under which we may issue and sell, from time to time, shares of our Common Stock for cash consideration up to an aggregate of $12 million. Commencing as of the effective date of the registration statement, to which this prospectus is a part, and continuing for 24 months thereafter, we may from time to time at our sole discretion, and subject to certain conditions that we or our agents must satisfy, sell, or "draw down", shares of our Common Stock to Societe Generale at an initial purchase price equal to 91% of the daily volume weighted average of the price of the our Common Stock for each day during the specified purchase period. The Company will exercise its right to draw down the equity line, to the extent available, at such times as there is a need for additional capital and when sales of stock under the equity line provide the most cost effective means of raising capital.

     A draw down can be made after five trading days have elapsed from the date of the delivery of the last draw down notice in amounts ranging from a minimum of $75,000 to a maximum of $250,000, depending on the trading volume and the market price of the Common Stock at the time of each draw down. The maximum draw down amount may be increased, and the discount to the daily volume weighted average price of our Common Stock may be decreased, if the trading volume of our Common Stock exceeds certain minimum thresholds prior to the delivery of a draw down notice. The discount to the purchase price will be decreased by one percent to 92% of the daily volume weighted average for the shares of the Company's Common Stock and the maximum draw down amount may be increased to $500,000 in the event that the daily volume weighted average of the Common Stock for each of the five preceding trading days when multiplied by the average daily volume of shares of the Company's Common Stock during the 20 consecutive trading days immediately prior to the date on which the Draw Down notice is delivered exceeds $750,000. The discount to the purchase price will be decreased by two percent to 93% of the daily volume weighted average for the shares of the Company's Common Stock and the maximum draw down amount may be increased to $800,000 if such calculation produces a result in excess of $1,250,000. However, we may not deliver a draw down notice if the result to Societe Generale would be that, following the purchase of shares, Societe Generale or its affiliates would beneficially own more than 4.9% of our Common Stock then outstanding at any one time or, when combined with any other shares of our Common Stock acquired by Societe Generale during any 61-day period, Societe Generale or its affiliates would beneficially own more than 9.9% of our Common Stock then outstanding.

     The issuance of our Common Stock under the Equity Line Agreement will have no effect on the rights or privileges of existing holders of Common Stock except that the economic and voting interests of each stockholder will be diluted as a result of such issuance. Although the number of shares of the Common Stock that stockholders presently own will not decrease, such shares will represent a smaller percentage of the total shares of the Company that will be outstanding after such events. If we satisfy the conditions that allow us to draw down the entire $12 million available under the equity line, and we choose to do so, then generally, as the market price of our Common Stock decreases, the number of shares we will have to issue increases. To illustrate, the following table reflects how the ownership dilution increases as the market price of our common stock declines:

PURCHASE PRICE PER          NUMBER OF SHARES         PERCENTAGE OF TOTAL
     SHARE(1)                  ISSUABLE             SHARES OUTSTANDING(2)
------------------          ----------------        ---------------------
      $6.37                    1,883,830                   15.17%
      $5.46                    2,197,802                   17.26%
      $4.55                    2,637,363                   20.02%
      $3.64                    3,296,703                   23.83%
      $2.73                    4,395,604                   29.44%
      $2.48                    4,848,093                   31.51%

------------
(1) Under the terms of the Equity Line Agreement, the actual purchase price per share is equal to 91% of the daily volume weighted average of the Company's Common Stock. Thus, each Purchase Price Per Share included in the table represents 91% of a particular daily volume weighted average of the Company's Common Stock. For instance, if the daily volume weighted average of the Company's Common Stock is $7.00, $6.00, $5.00, $4.00, $3.00, or
     $2.72 the purchase price per share shall be $6.37, $5.46, $4.55, $3.64, $2.73, and $2.48, respectively. $2.72 represents the minimum daily volume weighted average of the Company's Common Stock upon which the Company may request to purchase shares under any draw down notice.

(2) Based upon 10,215,954 shares of the Company's Common Stock outstanding as of August 24, 2001.


     The following are all of the material additional conditions that must be met before Societe Generale is obligated to buy of our shares issuable under the equity line:



     o the registration statement, of which this prospectus is a part, must be declared effective by the SEC and remain effective;


     o the representations and warrants that we made in the Equity Line Financing Agreement and the Registration Rights Agreement must be true and correct on the date we deliver any draw down notice;


     o we shall have performed and complied with all obligations under the Equity Line Financing Agreement and the Registration Rights Agreement that we entered into with Societe Generale in connection with the Equity Line Financing Agreement;

     o no statute, rule, regulation, executive order, decree, ruling or injunction shall be in effect which prohibits or directly and adversely affects any of the transactions contemplated by the Equity Line Financing Agreement;


     o we must certify, by delivery of the draw down notice, that there has been no material adverse change in the our business, operations, properties, prospectus or financial conditions for the 30 days preceding the delivery date of the draw down notice;

     o our Common Stock must remain traded on the Nasdaq National Market System, The American Stock Exchange or The New York Stock Exchange;

     o we must have no knowledge of any event that would reasonably be expected to have the effect of causing the registration statement, of which this prospectus is a part, to be suspended or otherwise be\ deemed ineffective;


     o a supplement to the prospectus included in the registration statement, of which this prospectus is a part, if required, shall have been filed with the SEC and sufficient copies thereof delivered to Societe Generale on the first trading day immediately following the delivery of a draw down notice; and

     o the daily volume weighted average price of our Common Stock during any specified purchase period shall not be less than $2.72.

     There is no guarantee that we will be able to meet these or any other conditions under the Equity Line Financing Agreement or the Registration Rights Agreement, or that we will be able to draw down on any portion of the $12,000,000 equity line.


PRIVATE PLACEMENT OF SERIES B CONVERTIBLE PREFERRED STOCK

     On February 16, 2001, we entered into a Securities Purchase Agreement with certain investors, including Societe Generale. Under the terms of the Securities Purchase Agreement, we sold a total of 10,024 shares of our Series B Convertible Preferred Stock and warrants to purchase 554,831 shares of our Common Stock, for the total consideration of $10,024,000.

     Shares of our Series B Convertible Preferred Stock were initially convertible into that number of shares of our Common Stock determined by dividing the aggregate purchase price of the Series B Convertible Preferred Stock by $5.77. However, this initial conversion price was subject to adjustment on August 16, 2001 to $3.863 per share representing the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to August 16, 2001. This conversion price shall be reset again on November 16, 2001 based upon the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to November 16, 2001; provided, however, that the conversion price may not be reset to a purchase price higher than $5.77 or lower than $2.72. The additional rights and preferences of the Series B Convertible Preferred Stock are discussed in detail in the section entitled "DESCRIPTION OF OUR CAPITAL STOCK" on page 21 of this prospectus. The purchase price per share for the shares of our Common Stock issuable upon exercise of the warrant issued to Societe Generale in connection with its purchase of our Series B Convertible Preferred Stock is $8.12.


                             SUMMARY FINANCIAL DATA

     In the table below, we have summarized selected historical information from our financial statements contained in our reports that we describe in "Important Information Incorporated Into This Prospectus" on page 23 of this prospectus. You should read this summary in conjunction with those financial statements, and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in those reports. Our historical financial results do not necessarily indicate what our future results will be.

     The following table summarizes certain selected financial data and is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's 2000 Annual Report to Shareholders. The selected financial data is derived from consolidated financial statements that have been audited by Arthur Andersen LLP, independent public accountants.

                            Years Ending December 31,
                      (in thousands except per share data)

                            2000        1999        1998        1997       1996
                          --------    --------    --------    --------    -------

Revenue                   $ 21,732    $ 18,058    $ 10,586    $  6,611    $ 4,057
Net loss                  $(16,349)   $(13,375)   $(11,545)   $ (9,219)   $(4,559)
Net loss per share        $  (1.90)   $  (1.57)   $  (1.45)   $  (2.12)   $ (2.86)
Weighted average common      9,309       8,503       7,959       4,343      1,701
 shares outstanding
Total assets              $ 23,089    $ 23,361    $ 30,444    $ 37,313    $ 3,114
Long-term liabilities     $  1,475    $  1,073    $    131          --    $ 2,943

                   RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

     We are in a rapidly changing industry that involves a number of risks, some of which are beyond our control. A number of these risks are highlighted below. These risks could affect our actual future results and could cause them to differ materially from any forward-looking statements we have made.

WE HAVE A HISTORY OF LOSSES, AND EXPECT TO INCUR LOSSES IN THE FUTURE SO WE MAY NEVER ACHIEVE PROFITABILITY.


     From our formation, we have incurred significant losses. For the three years ended December 31, 2000, the Company has incurred net losses of $16,349,000, $13,375,000 and $11,545,000, respectively. In addition, the Company has incurred net losses from operations since inception and has an accumulated deficit of $64,284,000 as of December 31, 2000. We expect to incur additional losses as we continue spending for research and development efforts, clinical trials, manufacturing capacity and sales force improvement. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will ever achieve significant commercial revenues, particularly from sales of our ZEUS product line, which is still under development and awaiting FDA clearance, or that we will become profitable. In the first quarter of 2001, we initiated a number of cost reductions including reductions in staffing, changes in our salary structure, and reductions in travel, which we believe will eliminate approximately $4,000,000 in expenses in 2001, thus lowering our breakeven point. If we are able to increase our revenues in the fourth quarter of 2001 over the same quarter in 2000 at a similar rate to previous years, the Company should be able to be profitable in that quarter. Nevertheless, it is possible that we may encounter substantial delays or incur unexpected expenses related to the clinical trials, market introduction and acceptance of the ZEUS platform, or any future products. If the time required to generate significant revenues and achieve profitability is longer than anticipated, we may not be able to continue our operations. We have experienced significant fluctuations in sales, especially quarter to quarter, and have found that revenues are often difficult to predict.


SINCE OUR OPERATING EXPENDITURES CURRENTLY EXCEED OUR REVENUES, ANY FAILURE TO RAISE ADDITIONAL CAPITAL OR GENERATE REQUIRED WORKING CAPITAL COULD REDUCE OUR ABILITY TO COMPETE AND PREVENT US FROM TAKING ADVANTAGE OF MARKET OPPORTUNITIES.

     Our operations to date have consumed substantial amounts of cash, and we expect our capital and operating expenditures will exceed revenues for at least the next year. We believe that our current cash and cash equivalent balances, and our ability to sell and issue shares of our Common Stock under the equity line of credit obtained in April 2001, will allow us to fund our operations for at least twelve months. However, we may require substantial working capital to fund our business after December 31, 2001 and will need to raise additional capital. It is anticipated that additional funding, as needed, to support operations through and after December 31, 2001 will be obtained from the following sources: current cash balances, the proceeds from the exercise of warrants, and the issuance of additional debt or equity securities. We cannot assure you that additional capital will be available on terms favorable to us, or at all. The various elements of our business and growth strategies, including our introduction of new products, the expansion of our marketing distribution activities and obtaining regulatory approval or market acceptance will require additional capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund those business activities essential to our ability to operate profitably, including further research and development, clinical trials, and sales and marketing activities, would be significantly limited.

IF OUR PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, WE WILL NOT BE ABLE TO GENERATE THE REVENUE NECESSARY TO SUPPORT OUR BUSINESS.

     We anticipate that ZEUS will comprise a substantial majority of our sales in the future and our future success, depends on the successful development, commercialization and market acceptance of this product. Even if we are successful in obtaining the necessary regulatory clearances or approvals for ZEUS, our successful commercialization will depend upon our ability to demonstrate the clinical safety and effectiveness, ease-of-use, reliability and cost-effectiveness of these products in a clinical setting. We cannot assure you that the FDA will allow us to conduct further clinical trials or that ZEUS will prove to be safe and effective in clinical trials under United States or international regulatory requirements. It is also possible that we may encounter problems in clinical testing that cause a delay in or prohibit commercialization of ZEUS. Moreover, the clinical trials may identify significant technical or other obstacles to overcome prior to the commercial deployment of ZEUS, resulting in significant additional product development expense and delays. Even if the safety and effectiveness of procedures using ZEUS is established, surgeons may elect not to recommend the use of these products for any number of reasons. Broad use of our products will require significant surgeon training and practice, and the time and expense required to complete such training and practice could adversely affect market acceptance. Successful commercialization of our products will also require that we satisfactorily address the needs of various decision makers in the hospitals that constitute the target market for our products and to address potential resistance to change in existing surgical methods. If we are unable to gain market acceptance of our products, we will not be able to sell enough of our products to be profitable, and we may be required to obtain additional funding to develop and bring to market alternative products.

IF WE DO NOT OBTAIN AND MAINTAIN NECESSARY DOMESTIC REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS IN THE UNITED STATES.


     Our products in the United States are regulated as medical devices by the FDA. The FDA strictly prohibits the marketing of FDA-cleared or approved medical devices for unapproved uses. Failure to receive or delays in receipt of FDA clearances or approvals, including any resulting need for additional clinical trials or data as a prerequisite to approval or clearance, or any FDA conditions that limit our ability to market our products for particular uses or indications, could impair our ability to effectively develop a market for our products and impair our ability to operate profitably in the future.

     Our operations are subject to the FDA's Quality System Regulation (a federal regulation governing medical devices) and ISO-9001 (a global standard for quality systems) and similar regulations in other countries, including EN-46001 Standards (the European standard for quality systems), regarding the design, manufacture, testing, labeling, record keeping and storage of devices. Ongoing compliance with FDA's Quality System Regulation requirements and other applicable regulatory requirements will be monitored through periodic inspection by federal and state agencies, including the FDA, and comparable agencies in other countries. Our manufacturing processes are subject to stringent federal, state and local regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes. Failure to comply with applicable regulatory requirements can result in, among other things, suspensions or withdrawals of approvals, product seizures, injunctions, recalls of products, operating restrictions, and civil fines and criminal prosecution. Delays or failure to receive approvals or clearances for our current submissions, or loss of previously received approvals or clearances, would materially adversely affect the marketing and sales of our products and impair our ability to operate profitably in the future.


OUR PRODUCTS ARE SUBJECT TO VARIOUS INTERNATIONAL REGULATORY PROCESSES AND APPROVAL REQUIREMENTS. IF WE DO NOT MAINTAIN THE NECESSARY INTERNATIONAL REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS IN FOREIGN COUNTRIES.


     To be able to market and sell our products in other countries, we must obtain regulatory approvals and comply with the regulations of those countries. For instance, The European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. We have obtained the CE mark for all of our products, which means that these products may currently be sold in all of the member countries of the European Union.

     If we modify existing products or develop new products in the future, including new instruments, we will need to apply for permission to affix the CE mark to such products. In addition, we will be subject to annual regulatory audits in order to maintain the CE mark permissions we have already obtained.
If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.


INTERNATIONAL SALES OF OUR PRODUCTS ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES AND OUR GROWTH MAY BE LIMITED IF WE ARE UNABLE TO SUCCESSFULLY MANAGE THESE INTERNATIONAL ACTIVITIES.

     Our business currently depends in large part on our activities in Europe and Asia, and we intend to expand our presence into additional foreign markets. Sales to markets outside of the United States accounted for approximately 42% of our sales for the year ended December 31, 2000. We are subject to a number of challenges that relate to our international business activities. These challenges include:

     o    the risks associated with foreign currency exchange rate fluctuation;

     o failure of local laws to provide the same degree of protection against infringement of our intellectual property;

     o certain laws and business practices that could favor local competitors, which could slow our growth in international markets;

     o building an organization capable of supporting geographically dispersed operations; and

     o the expense of establishing facilities and operations in new foreign markets.

     Currently, the majority of our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. If we are unable to meet and overcome these challenges, our international operations may not be successful, which would limit the growth of our business.

WE MAY NEVER SELL ENOUGH PRODUCTS TO BE PROFITABLE BECAUSE OUR CUSTOMERS MAY CHOOSE TO PURCHASE OUR COMPETITORS' PRODUCTS OR MAY NOT ACCEPT OUR PRODUCTS.

     The minimally invasive surgery market has been, and will likely continue to be, highly competitive. Many competitors in this market have significantly greater financial resources and experience than us. In addition, some of these companies may be able to market their products sooner than us if they are able to achieve regulatory approval before us. Many medical conditions that can be treated using our products can also be treated by pharmaceuticals or other medical devices and procedures. Many of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other procedures could make such therapies more effective or less expensive than using our products and could render our products obsolete or unmarketable. As a result, we cannot be certain that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.

IF SURGEONS OR INSTITUTIONS ARE UNABLE TO OBTAIN REIMBURSEMENT FROM THIRD-PARTY PAYORS FOR PROCEDURES USING OUR PRODUCTS, OR IF REIMBURSEMENT IS INSUFFICIENT TO COVER THE COSTS OF PURCHASING OUR PRODUCTS, WE MAY BE UNABLE TO GENERATE SUFFICIENT SALES TO SUPPORT OUR BUSINESS.


     In the United States, our products are primarily acquired by medical institutions which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans for the healthcare services they provide their patients. Third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement. Market acceptance of our products may depend on the availability and level of reimbursement in international markets we target.


     There can be no assurance that third-party reimbursement and coverage for our products will be available or adequate, that current reimbursement amounts will not be decreased in the future, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise affect the demand for our products or our ability to sell our products on a profitable basis, particularly if our products are more expensive than competing surgical or other procedures. If third-party payor coverage or reimbursement is unavailable or inadequate, those who purchase our products would lose their ability to pay for our products, and our ability to make future sales and collect on outstanding accounts would be significantly impaired, which would limit our ability to operate profitably.

IF WE ARE UNABLE TO PROTECT THE INTELLECTUAL PROPERTY CONTAINED IN OUR PRODUCTS FROM USE BY THIRD PARTIES, OUR ABILITY TO COMPETE IN THE MARKET WILL BE HARMED.


     Our success depends, in part, on our ability to obtain and maintain patent protection for our products by filing United States and foreign patent applications related to our technology, inventions and improvements. However, there can be no assurance that third parties will not seek to assert that our devices and systems infringe their patents or seek to expand their patent claims to cover aspects of our technology.

     As a result, there can be no assurance that we will not become subject to future patent infringement claims or litigation in a court of law, interference proceedings, or opposition to a patent grants in a foreign jurisdiction. The defense and prosecution of such intellectual property claims are costly, time-consuming, divert the attention of management and technical personnel and could result in substantial uncertainty regarding our future viability. Future litigation or regulatory proceedings, which could result in substantial cost and uncertainty, may also be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of other parties' proprietary rights. Any public announcements related to such litigation or administrative proceedings initiated by us, or initiated or threatened against us by our competitors, could adversely affect the price of our stock.

     We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position and typically require our employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any breach. Failure to protect our intellectual property would limit our ability to produce and/or market our products in the future which would adversely affect our revenues generated by the sale of such products.

WE ARE INVOLVED IN INTELLECTUAL PROPERTY LITIGATION WITH INTUITIVE SURGICAL AND BROOKHILL-WILK THAT MAY HURT OUR COMPETITIVE POSITION, MAY BE COSTLY TO US AND MAY PREVENT US FROM SELLING OUR PRODUCTS.

     On May 10, 2000, we filed a lawsuit in United States District Court alleging that Intuitive Surgical's da Vinci surgical robot system infringes on our United States Patent Nos. 5,524,180, 5,878,193, 5,762,458, 6,001,108,
5,815,640, 5,907,664, 5,855,583 and 6,063,095. These patents concern methods and devices for conducting various aspects of robotic surgery. On June 30, 2000, Intuitive served its Answer and Counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability. On or about December 7 and 8, 2000, the United States Patent and Trademark Office (USPTO) granted three of Intuitive's petitions for a declaration of an interference relating to our 5,878,193, 5,907,664 and 5,855,583 patents. An interference is a proceeding within the USPTO to resolve questions regarding who was the first to invent the subject matter of a patent and/or a patent application. On February 13, 2001, the United States District Court issued an order staying the infringement action for up to one year pending decision on preliminary motions the parties have filed in the interference proceedings. On February 21, 2001, Brookhill-Wilk filed suit against us alleging that our products infringe upon Brookhill-Wilk's United States Patent Nos. 5,217,005 and 5,368,015. Brookhill-Wilk's complaint seeks damages, attorneys' fees and increased damages alleging willful patent infringement. We do not believe that our products currently infringe either patent and if any claim of either patent is interpreted to cover any of our current products, the claim would be invalid. On March 21, 2001, we served our Answer and Counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability. On March 30, 2001, Intuitive and IBM Corporation filed suit alleging that the our AESOP, ZEUS and HERMES products infringe United States Patent No. 6,201,984 which was recently issued on March 13, 2001. The complaint seeks damages, a preliminary injunction, a permanent injunction, and costs and attorneys fees. A preliminary review of the claims of this patent reveals that each claim is limited to a surgical system employing voice recognition for control of a surgical instrument. As this patent was only recently issued and as we have not had prior notice of the patent or the claims of this patent, we are currently evaluating the allegations of patent infringement and the validity of the patent.


     If we lose the counterclaim on the patent suit brought by Intuitive or the patent infringement claims by Brookhill-Wilk or Intuitive and IBM, we may be prevented from selling our products as currently configured without first obtaining a license to the disputed technology from the successful party or modifying the product. A license could be expensive, or could require that we license to the other party some of our own proprietary technology, each of which result could seriously harm our business. We believe that all of our major product lines could be affected by this litigation. The patents subject to this litigation are an integral part of the technology incorporated in our AESOP, ZEUS and HERMES product lines which together accounted for approximately 85% of our revenues in 2000. If any of the adverse parties are successful in their claims or counterclaims, as the case may be, against us and are unwilling to grant us a license, we will be required to stop selling our products that are found to infringe the successful party's patents unless we can redesign them so they do not infringe these patents, which we may be unable to do. Whether or not we are successful in these lawsuits, the litigation could consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery often involved in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

BECAUSE OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT, OUR FUTURE SUCCESS WILL DEPEND UPON OUR ABILITY TO EXPAND THE APPLICATIONS OF OUR PRODUCTS.


     Our success will depend to a significant extent upon our ability to enhance and expand the utility of our products so that they gain market acceptance. Failure to develop or introduce new products or product enhancements on a timely basis that achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations. In the past, some of our competitors have been able to develop desirable product features (such as articulation of certain instruments and three dimensional visualization of their products) earlier than we have. Our inability to rapidly develop these features may have led to lower sales of some of our products. In addition, technological advances with other therapies could make such therapies less expensive or more effective than using our products and could render our technology obsolete or unmarketable. There can be no assurance that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.


WE MAY NOT BE ABLE TO EXPAND OUR MARKETING DISTRIBUTION ACTIVITIES IN ORDER TO MARKET OUR PRODUCTS COMPETITIVELY.

     We anticipate significantly increasing the number of sales personnel to more fully cover our target markets, particularly as we expand our product offerings. It is possible we will be unable to compete effectively in attracting, motivating and retaining qualified sales personnel. We currently intend to market and sell our products outside the United States and Europe principally through distributors. In order to accomplish this, we will be required to expand our distributor network. We may not be able to identify suitable distributors or negotiate acceptable distribution agreements. Any such distribution agreements may not result in significant sales. If we are unable to identify suitable distributors or negotiate acceptable distribution agreements, we may not be succeed in expanding the market for our products outside of the United States and Europe.

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.


     Our present directors and executive officers beneficially own approximately 33% of our Common Stock. These stockholders, acting together, have the ability to significantly influence the election of our directors and other stockholder actions and, as a result, direct the operation of our business, including delaying or preventing a proposed acquisition of Computer Motion.


IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR ABILITY TO COMPETE WILL BE HARMED.

     Our future business and operating results depend in significant part on our key management, scientific, technical and sales personnel, many of whom would be difficult to replace, and future success will depend partially upon our ability to retain these persons and recruit additional qualified management, technical, marketing, sales, regulatory, clinical and manufacturing personnel. Competition for such personnel is intense, and we may have difficulty in attracting or retaining such personnel. In addition, we do not have employment agreements with any of our key personnel and also do not provide life insurance to any of our employees which may make it more difficult to retain our key personnel.

OUR FUTURE OPERATING RESULTS MAY FALL BELOW SECURITIES ANALYSTS' OR INVESTORS' EXPECTATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE AND DIMINISH THE VALUE OF YOUR INVESTMENT.

     Our results of operations may vary significantly from quarter to quarter depending upon numerous factors, including the following: (i) delays associated with the FDA and other regulatory clearance and approval processes; (ii) healthcare reimbursement policies; (iii) timing and results of clinical trials;
(iv) demand for our products; (v) changes in pricing policies by us or our competitors; (vi) the number, timing and significance of our competitors' product enhancements and new products; (vii) product quality issues; and (viii) component availability and supplier delivery performance. Our operating results in any particular period may not be a reliable indication of our future performance. It is likely that in some future quarters, our operating results will be below the expectations of securities analysts or investors. If this occurs, the price of our Common Stock, and the value of your investment, will likely decline.

WE MAY INCUR SUBSTANTIAL COSTS DEFENDING SECURITIES CLASS ACTION LITIGATION DUE TO OUR STOCK PRICE VOLATILITY.

     The market price of our Common Stock is likely to be volatile and may be affected by: (i) actual or anticipated decisions by the FDA with respect to approvals or clearances of our or our competitors' products; (ii) actual or anticipated fluctuations in our operating results; (iii) announcements of technological innovations; (iv) new commercial products announced or introduced by us or our competitors; (v) changes in third party reimbursement policies;
(vi) developments concerning our or our competitors' proprietary rights; (vii) conditions and trends in the medical device industry; (viii) governmental regulation; (ix) changes in financial estimates by securities analysts; and (x) general stock market conditions.

     Securities class action litigation has often been brought against companies when the market price of their securities declines. We could be especially prone to such risk because technology companies have experienced greater than average stock price volatility in recent years. If we are subject to securities litigation, we would incur substantial costs and divert management's attention defending any such claims.

OUR RELIANCE ON SOLE OR SINGLE SOURCE SUPPLIERS COULD HARM OUR ABILITY TO MEET DEMAND FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN OUR PROJECTED BUDGET.


     We rely on independent contract manufacturers, some of which are single source suppliers, for the manufacture of the principal components of our products. In some instances, we rely on companies that are sole suppliers of key components of our products. If one of these sole suppliers goes out of business, we could face significant production delays until an alternate supplier is found, or until the product could be redesigned and revalidated to accommodate a new supplier's replacement component. In addition, we generally submit purchase orders based upon our suppliers' current price lists. Since we generally do not have written contracts for future purchase orders with our suppliers, these suppliers may increase the cost of the parts we purchase in the future.

     Our manufacturing experience to date has been focused primarily on assembling components produced by third party manufacturers. In scaling up manufacturing of new products, we may encounter difficulties involving quality control and assurance, component availability, adequacy of control policies and procedures, lack of qualified personnel and compliance with the FDA's Quality System Regulations requirements. We may elect to internally manufacture components currently provided by third parties or to implement new production processes. We cannot assure you that manufacturing yields or costs will not be adversely affected by a transition to in-house production or to new production processes if such efforts are undertaken. If necessary, this expansion will require the commitment of capital resources for facilities, tooling and equipment and for leasehold improvements. Further, our delay or inability to expand our manufacturing capacity or in obtaining the commitment of such resources could result in or our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation.


WE RELY ON A CONTINUOUS POWER SUPPLY TO CONDUCT OUR BUSINESS, AND CALIFORNIA'S CURRENT ENERGY CRISIS COULD DISRUPT OUR OPERATIONS AND INCREASE OUR EXPENSES.


     California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. Our corporate headquarters and our manufacturing facilities are located in California. Since we currently do not have backup generators or alternate sources of power in the event of a blackout, we would be temporarily unable to continue operations at our California facilities if blackouts interrupt our power supply. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.


     Furthermore, the deregulation of the energy industry instituted in 1996 by the California government has caused power prices to increase. Under deregulation, utilities were encouraged to sell their plants, which traditionally had produced most of California's power, to independent energy companies that were expected to compete aggressively on price. Instead, due in part to a shortage of supply, wholesale prices have skyrocketed over the past year. If wholesale prices continue to increase, the operating expenses associated with our facilities located in California will likely increase which would harm our results of operations.

THE USE OF OUR PRODUCTS COULD RESULT IN PRODUCT LIABILITY CLAIMS THAT COULD BE EXPENSIVE AND HARM OUR BUSINESS.

     We face an inherent business risk of financial exposure to product liability claims in the event that the use of our products results in personal injury or death. We also face the possibility that defects in the design or manufacture of our products might necessitate a product recall. It is possible that we will experience losses due to product liability claims or recalls in the future. We currently maintain product liability insurance with coverage limits of $5,000,000, but future claims may exceed these coverage limits. We may also require increased product liability coverage as additional potential products are successfully commercialized. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. While we have had no material product liability claims to date, our defense of any future product liability claim, regardless of its merit or eventual outcome, would divert the management's attention and result in significant legal costs. In addition, a product liability claim or any product recalls could also harm our reputation or result in a decline in revenues.

OUR CONTINUED GROWTH WILL SIGNIFICANTLY STRAIN OUR RESOURCES AND, IF WE FAIL TO MANAGE THIS GROWTH, OUR ABILITY TO MARKET, SELL AND DEVELOP OUR PRODUCTS MAY BE HARMED.

     Our growth will continue to place significant demands on our management and resources. In order to compete effectively against current and future competitors, prepare products for clinical trials and develop future products, we believe we must continue to expand our operations, particularly in the areas of research and development and sales and marketing. It is likely that we will be required to implement additional operating and financial controls, hire and train additional personnel, install additional reporting and management information systems and expand our physical operations. Our future success will depend, in part, on our ability to manage future growth and we cannot assure you that we will be successful.

HOLDERS OF OUR SERIES B CONVERTIBLE PREFERRED STOCK AND THE PARTY TO OUR EQUITY LINE FINANCING AGREEMENT COULD ENGAGE IN SHORT SELLING TO INCREASE THE NUMBER OF SHARES OF OUR SECURITIES ISSUABLE UPON CONVERSION OF THEIR SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK OR ISSUABLE PURSUANT TO THE TERMS OF THE EQUITY LINE FINANCING AGREEMENT.


     The holders of our Series B Convertible Preferred Stock can convert their shares into shares of our Common Stock at any time. The Series B Convertible Preferred Stock was initially convertible into that number of Common Shares determined by dividing the aggregate purchase price of the Preferred Stock by $5.77 (which is 110% of the five day average of the closing price for the Company's Common Stock as quoted on the NASDAQ National Market immediately prior to the closing date of the private placement of the Series B Convertible Preferred Stock). However, this initial conversion price was subject to adjustment on August 16, 2001 to $3.863 per share representing the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to August 16, 2001. This conversion price shall be reset again on November 16, 2001 based upon the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to November 16, 2001; provided, however, that the conversion price may not be reset to a purchase price higher than $5.77 or lower than $2.72. Since the number of shares of our Common Stock issuable upon conversion of the Series B Convertible Preferred Stock will vary with the market price of our stock, a greater number of shares of our Common Stock are issuable the lower the market price of our Common Stock. Increased sales volume of our Common Stock could put downward pressure on the market price of these shares. This fact could encourage holders of the Series B Convertible Preferred Stock to sell short our Common Stock prior to the reset dates, thereby potentially causing the conversion price to be resent lower resulting in a greater number of shares to be issued upon conversion. The holders of the Series B Convertible Preferred Stock could then use their converted shares to cover their short positions. The holder of the Series B Convertible Preferred Stock could thereby profit by the decline in the market price of the Common Stock cause by their short selling.

     Similarly, the shares of our Common Stock issuable under the Equity Line Financing Agreement that we entered into with Societe Generale on March 30, 2001 are issuable based upon a formula that takes into account the market price of our Common Stock. Thus, a greater number of shares of our Common Stock would be issuable the lower the market price of our Common Stock during the specified purchase period. This fact could give Societe Generale the incentive to sell short our Common Stock after receipt of a notice by us to sell the shares, and thereby potentially causing the market price to decline.



     Additionally, it is important to note that a significant amount of our Series B Convertible Preferred Stock and the warrants issued in connection with the private placement of the Series B Convertible Preferred Stock are held by just a few investors. This fact gives these investors greater influence over the market price of our stock.

FUTURE SALES OF OUR COMMON STOCK COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.


     Future sales of our Common Stock could depress the market price of our Common Stock. By this prospectus we are registering 6,317,951 shares of our Common Stock. In addition, we have also filed a registration statement (Registration No. 333-58962) for the resale of up to 3,454,578 shares of our Common Stock by certain selling stockholders. We may also issue options, warrants or other derivative securities that are convertible into our Common Stock. The public sale of our Common Stock by the selling stockholders, other selling stockholders that control large blocks of our Common Stock, and the conversion of our securities and public sale of the Common Stock underlying these securities could dilute our Common Stock and depress the market value of our Common Stock.


     The equity line financing agreement with Societe Generale gives us the right to require Societe Generale to purchase up to an aggregate of $12 million of our Common Stock, subject to certain conditions. The initial purchase price will be equal to 91% of the daily volume weighted average of the price of our Common Stock for each day during the specified purchase period. Since the future issuance of these additional shares will be below the then current market value of our Common Stock, each such issuance will result in dilution to our stockholders and may depress our stock price.

CONVERSION OF OUR SERIES B CONVERTIBLE PREFERRED STOCK AND EXERCISE OF CERTAIN WARRANTS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK AND DILUTE EXISTING STOCKHOLDERS.


     The issuance of our Common Stock upon conversion of our Series B Convertible Preferred Stock, upon exercise of certain warrants or as payment of dividends on our Series B Convertible Preferred Stock, could adversely affect the market price of our Common Stock. Shares of our Series B Convertible Preferred Stock were initially convertible into that number of shares of our Common Stock determined by dividing the aggregate purchase price of the Series B Convertible Preferred Stock by $5.77. However, this initial conversion price was subject to adjustment on August 16, 2001 to $3.863 per share representing the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to August 16, 2001. This conversion price shall be reset again on November 16, 2001 based upon the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to November 16, 2001; provided, however, that the conversion price may not be reset to a purchase price higher than $5.77 or lower than $2.72. Since the number of shares of our Common Stock issuable upon conversion of the Series B Convertible Preferred Stock will vary with the market price of our stock, a greater number of shares of our Common Stock are issuable the lower the market price of our Common Stock; provided, however, that the conversion price shall not be reset below $2.72. If all of the shares of Series B Convertible Preferred stock were converted based upon the price floor of $2.72, we would be obligated to issue 3,685,294 shares of our Common Stock representing approximately 26% of our current total outstanding securities. Stockholders could experience substantial dilution upon conversion of our Series B Convertible Preferred Stock and exercise of related warrants, as a result of either a decline in the market price of our Common Stock prior to conversion as a consequence of the reset component of the conversion price associated with our Series B Convertible Preferred Stock, or an event triggering the antidilution rights of any outstanding shares of our Series B Convertible Preferred Stock which would require an adjustment to the conversion price, thereby increasing the number of shares of our Common Stock issuable upon conversion of our Series B Convertible Preferred Stock.


OUR ABILITY TO SUCCESSFULLY CONDUCT BUSINESS OPERATIONS AND OPERATE PROFITABLY COULD BE LIMITED IF WE ARE OBLIGATED TO REDEEM A SUBSTANTIAL PORTION OF OUR SERIES B CONVERTIBLE PREFERRED STOCK.

     The potential volatility of our Common Stock, among other things, creates a risk that we may have to redeem a substantial portion of our Series B Convertible Preferred Stock in certain circumstances. The holders of our Series B Convertible Preferred Stock are entitled to require that we redeem all outstanding shares of our Series B Convertible Preferred Stock upon the occurrence of the following:

     o the shares of Series B Convertible Preferred Stock have not been converted prior to February 16, 2004;

     o we default or fail to convert any shares of Series B Convertible Preferred Stock and default or failure was not due to some legal inability or restriction on the Series B Convertible Preferred Stock;

     o we fail to pay any dividend payable on the Series B Convertible Preferred Stock when due;

     o    our Common Stock ceases to be listed on the Nasdaq National Market; or

     o we repurchase or redeem share of Common Stock or any share of preferred stock with rights and preferences junior to or the same as the Series B Convertible Preferred Stock.

     If we are forced to redeem the shares of Series B Convertible Preferred Stock upon the occurrence of any of the above events, we may issue shares of our Common Stock or make a cash payment to the investors in an amount equal to the face value of the Series B Convertible Preferred Stock then held by the investors, which was $10,024,000 on the date of grant, plus any accrued dividends.

     An obligation to redeem any of our Series B Convertible Preferred Stock may require a large expenditure of capital and, as a result, may limit our ability to meet various other commitments of capital or successfully conduct research, development, clinical trials, marketing and sales activities, and other business activities that are essential to our ability to operate profitably.


FAILURE TO SATISFY NASDAQ NATIONAL MARKET LISTING REQUIREMENTS MAY RESULT IN OUR STOCK BEING DELISTED FROM THE NASDAQ NATIONAL MARKET AND BEING SUBJECT TO RESTRICTIONS ON "PENNY STOCK".

     Our common stock is currently listed on the Nasdaq National Market under the symbol "RBOT." For continued inclusion on the Nasdaq National Market, we must maintain among other requirements net tangible assets of at least $4.0 million, a minimum bid price of $1.00 per share, and a market value of our public float of at least $5.0 million. By letter dated August 23, 2001, Nasdaq informed us that, as a matter of policy, Nasdaq excludes redeemable securities from its calculation of net tangible assets and that Nasdaq has taken the position that the value of our Series B Convertible Preferred Stock should be excluded from the calculation of our net tangible assets. While this interpretation would result in our net tangible assets falling below the $4.0 million net tangible assets requirement, we are currently responding to this Nasdaq letter and requesting that Nasdaq revise its calculation, because we do not believe that our Series B Convertible Preferred Stock contains the type of "redemption" features which are the subject of the Nasdaq policy decision. In addition, Nasdaq recently announced a pilot program that proposes to change the current $4.0 million net tangible assets requirement a threshold of $10.0 million in stockholders' equity. We do not believe that we currently satisfy the proposed requirement of $10.0 million in stockholders' equity, but, according to a recent Nasdaq bulletin, we have until November 2, 2002 to achieve compliance with the new minimum equity standard. In the event that we fail to satisfy listing standards on a continuous basis, our common stock may be removed from listing on the Nasdaq National Market. If our common stock is delisted from the Nasdaq National Market, and we are not able to list the shares on the Nasdaq Small Cap Market or another exchange, trading of our common stock, if any, would be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the NASD's "Electronic Bulletin Board." As a result, stockholders could find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our common stock, and the trading price per share could be reduced.

     In addition, our common stock must be listed on the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange in order to sell any shares under our Equity Line Financing Agreement. As a result, if our shares are delisted from the Nasdaq National Market, we may not be able to draw down funds under the equity line and our ability to fund those business activities essential to our ability to operate profitably, including further research and development, clinical trials, and sales and marketing activities, would be significantly limited.

     If our shares are not listed on any exchange or on the Nasdaq National Market, they are also subject to the regulations regarding trading in "penny stocks," which are those securities trading for less than $5.00 per share. The following is a list of the restrictions on the sale of penny stocks:

     o Prior to the sale of penny stock by a broker-dealer to a new purchaser, the broker-dealer must determine whether the purchaser is suitable to invest in penny stocks. To make that determination, a broker-dealer must obtain, from a prospective investor, information regarding the purchaser's financial condition and investment experience and objectives. Subsequently, the broker-dealer must deliver to the purchaser a written statement setting forth the basis of the suitability finding. . A broker-dealer must obtain from the purchaser a written agreement to purchase the securities. This agreement must be obtained for every purchase until the purchaser becomes an "established customer."

     o The Exchange Act requires that prior to effecting any transaction in any penny stock, a broker-dealer must provide the purchaser with a "risk disclosure document" that contains, among other things, a description of the penny stock market and how it functions and the risks associated with such investment. These disclosure rules are applicable to both purchases and sales by investors.

     o A dealer that sells penny stock must send to the purchaser, within ten days after the end of each calendar month, a written account statement including prescribed information relating to the security.

     As a result of a failure to maintain the trading of our stock on the Nasdaq National Market and the rules regarding penny stock transactions, your ability to sell to a third party may be limited. We make no guarantee that our current market-makers will continue to make a market in our securities, or that any market for our securities will continue.

                                 USE OF PROCEEDS


     We have used and continue to use the proceeds from the sale and issuance of our Series B Preferred Stock to fund working capital needs due to investments in clinical trials, research and development, sales and marketing program or other general operating requirements. We intend to use the proceeds from the sale and issuance of our Common Stock to Societe Generale under the equity line to fund working capital needs due to investments in clinical trials, research and development, sales and marketing program or other general operating requirements.


                                 DIVIDEND POLICY

     We have never declared or paid any cash dividends on our Common Stock. We intend to retain any future earnings for the expansion of our business and do not expect to pay cash dividends on our Common Stock in the foreseeable future.

                               SELLING STOCKHOLDER


     The table below sets forth information with respect to our Common Stock beneficially owned by Societe Generale, the selling stockholder, as of August 24, 2001. Except as described below, we determined the number and percentage of shares that Societe Generale beneficially owns in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The information presented is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power and also any shares which the individual has the right to acquire within 60 days as of the date of this prospectus through the exercise of any stock option or other right. The table below is based on information provided to us by Societe Generale. Because Societe Generale can offer all, some or none of their shares of our Common Stock, we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that they will sell all shares covered by this prospectus. In addition, to our knowledge, Societe Generale has not had a material relationship with us during the last three years, other than as an owner of our Common Stock or other securities.



                                SHARES OWNED       SHARES                    SHARES OWNED
                                   BEFORE           BEING                       AFTER
                                  OFFERING         OFFERED                     OFFERING
    NAME                           NUMBER          NUMBER          NUMBER     PERCENT(1)
    ----                      ----------------    ---------      ---------   ------------
    Societe Generale(2)..       1,906,186(3)      6,317,951(4)       0             --


------------

(1) Percentages are based upon 10,215,954 shares of our Common Stock outstanding as of August 24, 2001.

(2) Under the terms of the Securities Purchase Agreement we entered into with Societe Generale on February 15, 2001 in connection with the sale and issuance of our Series B Convertible Preferred Stock and the Equity Line Financing Agreement we may only issue shares of our Common Stock to Societe Generale to the extent that the number of shares of Common Stock issuable thereunder, together with the number of shares of issued and outstanding Common Stock owned by Societe Generale and its affiliates at any one time, would not exceed 4.9% of our then outstanding Common Stock as determined under Section 13(d) of the Securities Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for Societe Generale exceeds the number of shares of Common Stock that it beneficially owns through their ownership of Series B Stock and warrants and under the terms of the Equity Line Finance Agreement.

(3) The number of shares shown as beneficially owned by this selling stockholder are those shares of Common Stock issuable upon conversion of shares of our Series B Convertible Preferred Stock and warrants for the purchase of our Common Stock held by the selling stockholder. This number consists of: (i) 1,470,588 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock based upon the minimum possible conversion price ($2.72, or 50% of the initial conversion price of $5.77, which is 110% of the average of the closing bid prices of the Common Stock reported on the Nasdaq National Market for the five trading days ended February 15, 2001), (ii) 214,196 shares of Common Stock issuable upon conversion of the dividend payable on the shares of Series B Convertible Preferred Stock for three years, and (iii) 221,402 shares of Common Stock issuable upon exercise of the warrant issued to Societe Generale in connection with its purchase of our Series B Convertible Preferred Stock.

(4) Assumes that all shares acquired pursuant to the Equity Line Financing Agreement and all of the shares issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the warrant are sold pursuant to this prospectus.


                              PLAN OF DISTRIBUTION


     Societe Generale, the selling stockholder, is offering the shares of our Common Stock covered by this prospectus for its own account and not for our account. We will receive no proceeds from the sales of our Common Stock by Societe Generale.

     Societe Generale may be offering for sale up to 4,411,765 shares of our Common Stock, which it may acquire under the terms of the Equity Line Financing Agreement. Societe Generale is a statutory underwriter within the meaning of the Securities Act of 1933 in connection with the resale of these shares. In addition, Societe Generale may be offering for sale up to 1,906,186 shares of our Common stock issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the warrant issued to Societe Generale in connection with its purchase of our Series B Convertible Preferred Stock. Societe Generale has, prior to any sales, agreed not to effect any offers or sales of our Common Stock in any manner other than as specified in this prospectus and not to purchase or induce others to purchase our Common Stock in violation of any applicable state or federal securities laws, rules and regulations and the rules and regulations of the Nasdaq National Market.

     During such time as it may be engaged in a distribution of the shares it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchaser and any broker-dealer or other person who participates in distribution, from bidding for or purchasing, or attempting to induce an person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Common Stock.

     Societe Generale and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market national quotation system or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Societe General may use any one or more of the following methods when selling shares:


     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange or national quotation system;

     o    privately negotiated transactions;

     o    short sales;

     o broker-dealers may agree with Societe Generale to sell a specified number of such shares at a stipulated price per share;


     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.


     Societe Generale may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Societe Generale may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. Societe Generale may pledge their shares to their brokers under the margin provisions of customer agreements. If Societe Generale defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.


     The term "short sales" means any sale of a security that the seller does not own or any sale which is consummated by the delivery of a security borrowed by, or for the account of, the seller.


     Broker-dealers engaged by Societe Generale may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from Societe Generale (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Societe Generale do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Since Societe Generale and any broker-dealers or agents that are involved in selling the shares acquired by selling stockholder under Equity Line Financing Agreement will be considered "underwriters" by the Securities and Exchange Commission within the meaning of the Securities Act in connection with sales under this registration statement. Accordingly, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them will be deemed underwriting commissions or discounts under the Securities Act.

     We have agreed to pay all fees and expenses incident to the registration of the shares, which consist of the following estimated costs and expenses totaling $63,692: $6,192 for the registration fee to the SEC, $17,500 for the Nasdaq Listing Fee, $5,000 in accounting fees and expenses, $30,000 in legal fees and expenses, and $5,000 in miscellaneous expenses. We have agreed to indemnify Societe Generale against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


                          DESCRIPTION OF CAPITAL STOCK


     As of August 24, 2001, our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share, of which 10,215,954 shares are issued and outstanding and 5,000,000 shares of preferred stock, par value $.001 per share, of which 250,000 shares have been designated Series A Junior Participating Preferred Stock, no shares of which are outstanding, and 12,000 of which have been designated Series B Convertible Preferred Stock, 10,024 of which are issued and outstanding. We have also reserved (i) 1,568,875 for issuance upon exercise of outstanding warrants to purchase our Common Stock and (ii) 4,440,000 shares for issuance pursuant to our 1997 Stock Incentive Plan.

COMMON STOCK

     Holders of our Common Stock are entitled to one vote per share held of record on matters to be voted upon by our stockholders. Holders of our Common Stock are entitled to receive dividends out of funds legally available for distribution when and if declared by our Board of Directors and to share ratably in our assets legally available for distribution to stockholders in the event of liquidation, dissolution or winding-up of Computer Motion, subject to any preferences that may be applicable to any shares of our preferred stock then outstanding. Holders of Common Stock have no subscription, redemption or conversion rights and, under Delaware law, no preemptive rights to acquire unissued shares, treasury shares or securities convertible into such shares. All outstanding shares of Common Stock are, and all shares of Common Stock to be issued in the future (assuming that we have duly authorized the issuance of such shares and such shares are issued against receipt of consideration which we have approved, which will be no less than the par value thereof) will be duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     Our Board of Directors has the authority, within the limitations and restrictions stated in our certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including the powers, designations, preferences and limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding Common Stock, without a vote of the holders of preferred stock, or any series thereof, unless a vote of such holders is required pursuant to the resolutions establishing the series of preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of the Common Stock and could adversely affect the voting and other rights of the holders of Common Stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     On June 14, 1999, our Board of Directors approved the adoption of a Shareholders Rights Plan and declared a dividend distribution of one Right for each outstanding share of our Common Stock to stockholders of record on the close of business on June 28, 1999. Each Right entitles the registered holder to purchase from the us a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share, at a purchase price of $70 per unit, subject to adjustment.

     Subject to extension by the Board of Directors in certain circumstances, the Rights will separate from our Common Stock and a distribution date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons, an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of our Common Stock (the "Stock Acquisition Date"); or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning twenty percent (20%) or more of the outstanding shares of our Common Stock.

     In the event that, (i) we are the surviving corporation in a merger with an Acquiring Person; (ii) an Acquiring Person becomes the beneficial owner of more than twenty percent (20%) of the outstanding shares of our Common Stock; (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than one-half of one percent (.50%), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of Computer Motion having a value equal to two times the exercise price of the Right. Following the occurrence of any of these events, all Rights that are beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of these events until such time as the Rights are no longer redeemable by the Corporation. For example, at an exercise price of $70 per Right, each Right not owned by an Acquiring Person (or by certain related parties) would entitle its holder to purchase $140 worth of Common Stock (or other consideration, as noted above) for $70. Assuming that the Common Stock had a per share value of $7 at such time, the holder of each valid Right would be entitled to purchase twenty shares of Common Stock for $70.

     In the event that, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation; or (ii) 50% or more of the our assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

     A tender or exchange offer for all of our outstanding Common Stock at a price and on terms determined by our Board of Directors prior to the purchase to be adequate and in the best interests of Computer Motion and our shareholders (other than the Acquiring Person) shall be deemed a "permitted offer" under the Rights Agreement. A permitted offer does not trigger the exercisability of the Rights.

     At any time until ten days following the Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. After the redemption period has expired, our right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than twenty percent (20%) of the outstanding shares of the Common Stock in a transaction or series of transactions not involving Computer Motion. Immediately upon the action of our Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. Rights are not exercisable while subject to redemption.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Computer Motion, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to us or our stockholders, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our Common Stock (or other consideration) or for Common Stock of the acquiring company as set forth above.

SERIES B CONVERTIBLE PREFERRED STOCK


     On February 16, 2001, we entered into a Securities Purchase Agreement with Societe Generale, Catalpa Enterprises, Ltd., Baystar Capital, L.P., Baystar International, Ltd., Robert W. Duggan, our Chairman of the Board of Directors and Chief Executive Officer, Mahkam Zanganeh, our Vice President European, Middle East and African Operations, and Jeffrey O. Henley, a member of the our Board of Directors. Under the terms of the Securities Purchase Agreement, we sold a total of 10,024 shares of our Series B Convertible Preferred Stock with certain conversion features discussed below and warrants to purchase 557,931 shares of our Common Stock, for the total consideration of $10,024,000.

     The Series B Convertible Preferred Stock bears a cumulative dividend of 4.9% per annum. Each share of Series B Convertible Preferred Stock has a stated value of $1000. Prior to conversion of the Series B Convertible Preferred Stock the holders of the Series B Convertible Preferred Stock shall not have any right to vote or attend meetings of the holders of our Common Stock. Until and unless we receive stockholder approval for the private placement, the number of shares of our Common Stock issuable upon conversion of the Series B Convertible Preferred Stock or exercise of the warrants is limited to a maximum of 19.9% of the our total outstanding Common Stock.


     The Series B Convertible Preferred Stock may be converted at any time at the election of the holders of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock was initially convertible into that number of shares of Common Stock determined by dividing the aggregate purchase price of the Series B Convertible Preferred Stock by 110% of the five day average of the closing price for the Company's Common Stock as quoted on the Nasdaq National Market immediately prior to the Closing Date, or $5.77. However, this initial conversion price was subject to adjustment on August 16, 2001 to $3.863 per share representing the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to August 16, 2001. This conversion price shall be reset again on November 16, 2001 based upon the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to November 16, 2001; provided, however, that the conversion price may not be reset to a purchase price higher than $5.77 or lower than $2.72.


     The Series B Convertible Preferred Stock will also automatically convert into shares of our Common Stock at the then applicable conversion price if (i) we have completed a bona fide public registered equity financing, the net proceeds of which exceed $20,000,000 and the price per share of the securities sold in such equity financing is greater than 200% of the initial conversion price for the Series B Convertible Preferred Stock, or (ii) the closing price for our Common Stock as quoted on the Nasdaq National Market for any 30 consecutive trading days is equal to or greater than 200% of the initial conversion price for the Series B Convertible Preferred Stock. In addition, unless previously converted, on February 16, 2004, at the Company's election, the Series B Convertible Preferred Stock shall either (i) be converted shares of our Common Stock based upon then applicable conversion rate, subject to certain limitation on the aggregate amount of Common Stock that may be issued the Series B Convertible Preferred Stock holders, or (ii) redeemed for a cash amount equal to the stated value of the Series B Convertible Preferred Stock plus accumulated dividends.

     The holders of Series B Convertible Preferred Stock may demand that we redeem any holder's Series B Convertible Preferred Stock in cash at a price equal to the stated value of the Series B Convertible Preferred Stock plus accumulated dividends under certain circumstances, including, but not limited to if (i) we fail to convert any of the Series B Convertible Preferred Stock upon the request of the Series B Convertible Preferred Stock holders, (ii) we fail to pay any dividends when due, or (iii) we fail to be listed on a major market index.


     We also entered into a Registration Rights Agreement with the purchasers of its Series B Convertible Preferred Stock. Pursuant to the terms of the Registration Rights Agreement, we have filed a registration statement on Form S-3 (File No. 333-58962) registering up to 3,454,578 shares of our Common Stock for issuance upon the conversion of the Series B Convertible Preferred Stock or the exercise of the warrants issued to the holders of our Series B Convertible Preferred Stock.

OPTIONS


     Our Board of Directors adopted and our stockholders approved our 1997 Stock Incentive Plan in April 1997. The 1997 Stock Incentive Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 and is not a qualified deferred compensation plan under Section 401(a) of the Internal Revenue Code. At the time of its adoption, the 1997 Stock Incentive Plan authorized the sale of up to 1,037,344 shares of our Common Stock. On May 19, 1999, our stockholders approved a resolution to increase the number of authorized shares under the 1997 Stock Incentive Plan by 900,000. On November 27, 2000, our Board of Directors approved an additional 502,656 shares of our Common Stock for issuance under the 1997 Stock Incentive Plan for a total of 2,440,000. These additional 502,656 shares were reserved for the exclusive purpose of issuing options to individuals not previously employed us to induce them to provide services as employees, consultants, or members of our Board of Directors. As a result, this increase made under the 1997 Stock Incentive Plan did not require stockholder approval. On March 2, 2001, our stockholders approved a resolution to increase the number of authorized shares under the 1997 Plan by 2,000,000 shares, bringing the total number of shares of Common Stock issuable under the 1997 Plan to 4,440,000. As of August 24, 2001 we have granted options to purchase 3,242,997 shares of our Common Stock under the 1997
Stock Incentive Plan.


WARRANTS


     We issued warrants exercisable for shares of our Common Stock in the following transactions:


     o Between November 6, 1995 and June 2, 1997, we issued warrants to purchase an aggregate of 1,657,919 shares of our Common Stock, of which 1,252,652 have an exercise price of $4.57 per share and 405,267 have an exercise price of $7.71 per share. We registered 1,308,852 shares of our Common Stock for issuance upon conversion of certain of these warrants under Registration No. 333-37406 which was declared effective on May 31, 2000.

     o On August 31,2000, we offered our existing holders an incentive to exercise their warrants. For all warrants exercised prior to September 22, 2000, we granted an additional five year warrant for 55% of the total warrants exercised by participating warrant holders. Warrants totaling 657,332 shares of Common Stock were exercised and new five year warrants totaling 361,530 shares were granted at an exercise price of $9.178 per share. Daniel Dorian, a member of our Board of Directors, exercised two warrants for an aggregate of 58,690 shares of Common Stock and received a new warrant to purchase 32,280 of Common Stock. Yulun Wang, Chief Technical Officer, Executive Vice President and member of our Board of Directors, exercised a warrant for an aggregate of 3,391 shares of Common Stock and received a new warrant to purchase 2,162 shares of Common Stock. Robert W. Duggan, our Chief Executive Officer and Chairman of our Board of Directors exercised a warrant for an aggregate of 245,685 shares of Common Stock and received a new warrant to purchase 149,388 shares of Common Stock. We registered 361,530 shares of our Common Stock for issuance upon conversion of certain of these warrants under Registration No. 333-51646 which was declared effective on January 2, 2001.

     o On February 16, 2001 we issued warrants to purchase an aggregate of 557,931 shares of our Common Stock at a purchase price of $8.12 per share in connection with our private placement of Series B Convertible Preferred Stock (the sale and issuance of our Series B Convertible Preferred Stock is described in greater detail above). We filed a registration statement on Form

          S-3 (Registration No. 333-58963) on April 13, 2001 seeking to register 557,931 shares of our Common Stock for issuance upon exercise of these warrants. This registration statement has not yet been declared effective.

ANTI-TAKEOVER EFFECT OF DELAWARE LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.


                                 INDEMNIFICATION

     The Delaware General Corporation Law allows us to indemnify our directors and officers in terms sufficiently broad to indemnify such persons for liabilities arising under the Securities Act. We have a directors and officers liability insurance policy that, under certain circumstances, could indemnify our directors and officers against liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus, which is part of the registration statement, does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information with respect to us and to the Common Stock, you should review the registration statement and the exhibits. We also file annual, quarterly and special reports, proxy statements and other information with the Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the Public

Reference Section of the SEC at Room 1024, Washington, D.C., Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549 and at the regional offices of the SEC located at 75 Park Place, Room 1400, New York, New York 10007, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1- 800-SEC-0330 for further information about the public reference rooms.

     Our Common Stock and public warrants are listed on The Nasdaq National Market, a subsidiary of the National Association of Securities Dealers, Inc., or NASD. Our filings may be inspected and copied at the NASD's offices at 1735 K Street, N.W., Washington, DC 20006-1500.

                          TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar for our Common Stock.

                                  LEGAL MATTERS

     Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California, has issued an opinion about the legality of the Common Stock being offered by this prospectus.

                                     EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

             IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS


     The SEC allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until Societe Generale sells all the shares.

     o Our annual report on Form 10-K for the fiscal year ended December 31, 2000, Form 10-K/A filed on April 30, 2001, Form 10-K/A filed on July 12, 2001, Form 10-K/A filed on August 7, 2001 and Form 10-K/A filed on August 30, 2001;

     o    Our quarterly report on Form 10-Q for the period ended March 31, 2001;

     o Our quarterly report on Form 10-Q for the period ended June 30, 2001 and Form 10-Q/A filed on August 30, 2001 covering the same filing period;


     o Our definitive proxy statement filed pursuant to Section 14 of the Exchange Act in connection with our May 31, 2001 Annual Meeting of Stockholders;

     o The description of our Common Stock contained in our Registration Statement on Form S-1, Registration No. 333-29505 filed pursuant to the Securities Act of 1933, as amended, including any amendment or reports filed for the purpose of updating such description.

     You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Computer Motion, Inc.
                               130-B Cremona Drive
                                Goleta, CA 93117
                                 (805) 685-3729


     You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. Societe Generale will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following sets forth the estimated costs and expenses in connection with the offering of the shares of Common Stock pursuant to this Registration
Statement:


           Registration fee to the Securities
              and Exchange Commission...............  $ 6,192
           Nasdaq listing fee.......................  $17,500
           Accounting Fees and Expenses.............  $ 5,000
           Legal Fees and Expenses..................  $30,000
           Miscellaneous Expenses...................  $ 5,000
                                                      -------
                    Total...........................  $63,692
                                                      =======



     All expenses of the offering, other than selling discounts, commissions and legal fees and expenses incurred separately by Societe Generale, will be paid by the Registrant.


Item 15.  Indemnification of Directors and Officers.

     The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Bylaws provide that the Registrant shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

Item 16.  Exhibits.

Exhibit
Number                               Description
-------                              -----------

  4.1     Certificate of Designations Setting Forth the Preferences, Rights, and
          Limitations of the Series B Convertible Preferred Stock, filed on
          February 16, 2001.(1)

  4.2 Registration Rights Agreement, dated as of February 16, 2001, by and between Computer Motion, Societe Generale, Catalpa Enterprises, Ltd.,
          Jeffrey O. Henley, Robert W. Duggan, Mahkam Zananeh, Baystar Capital,
          LP, and Baystar International, Ltd.(1)

  4.3     Form of Warrant for the purchase of Common Stock of Computer Motion,
          Inc.(1)


  4.4 Registration Rights Agreement, dated as of March 30, 2001, by and between Computer Motion and Societe Generale.(2)

  5.1     Opinion of Stradling Yocca Carlson & Rauth, a Professional
          Corporation.

 10.1     Securities Purchase Agreement, dated February 16, 2001, by and between
          Computer Motion, Societe Generale, Catalpa Enterprises, Ltd., Jeffrey
          O. Henley, Robert W. Duggan, Mahkam Zananeh, Baystar Capital, LP, and
          Baystar International, Ltd.(1)

 10.2 Equity Line Financing Agreement, dated as of March 30, 2001, by and between Computer Motion and Societe Generale.(2)

 23.1     Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation
          (included in Exhibit 5.1).

 23.2     Consent of Arthur Andersen LLP.

 24.1     Power of Attorney (included on signature page).

----------

(1) Incorporated herein by reference to the same numbered exhibit to the Computer Motion's Current Report on Form 8-K filed with the Commission on March 26, 2001 (File No. 000-22755).

(2) Incorporated herein by reference to the same numbered exhibit to Computer Motion's Quarterly Report on Form 10-Q for the period ended March 31, 2001.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 434(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) include any additional or changed material information on the plan of distribution.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goleta, State of California, on the 30th day of August, 2001.

                                         COMPUTER MOTION, INC.


                                         By: /s/ Robert W. Duggan
                                             -----------------------------
                                                 Robert W. Duggan
                                                 Chairman of the Board and
                                                 Chief Executive Officer





     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



      Signature                          Title                          Date
       ---------                          -----                         ----

/s/ Robert W. Duggan          Chairman of the Board of Directors    August 30, 2001
--------------------------    and Chief Executive Officer
    Robert W. Duggan          (Principal Executive Officer)

/s/ Gordon L. Rogers          Chief Financial Officer               August 30, 2001
--------------------------    (Principal Financial and
    Gordon L. Rogers          Accounting Officer)


/s/ DANIEL R. DOIRON*             Director                      August 30, 2001
------------------------------
    Daniel R. Doiron


/s/ M. JACQUELINE EASTWOOD*       Director                      August 30, 2001
------------------------------
    M. Jacqueline Eastwood


/s/ JEFFREY O. HENLEY*            Director                      August 30, 2001
------------------------------
    Jeffrey O. Henley


/s/ YULUN WANG*                   Director                      August 30, 2001
------------------------------
    Yulun Wang


* /s/ ROBERT W. DUGGAN
------------------------------
      Robert W. Duggan
      (Attorney-in-fact)

                                 EXHIBIT INDEX

Exhibit
Number                               Description
-------                              -----------

  4.1     Certificate of Designations Setting Forth the Preferences, Rights, and
          Limitations of the Series B Convertible Preferred Stock, filed on
          February 16, 2001.(1)

  4.2 Registration Rights Agreement, dated as of February 16, 2001, by and between Computer Motion, Societe Generale, Catalpa Enterprises, Ltd.,
          Jeffrey O. Henley, Robert W. Duggan, Mahkam Zananeh, Baystar Capital,
          LP, and Baystar International, Ltd.(1)

  4.3     Form of Warrant for the purchase of Common Stock of Computer Motion,
          Inc.(1)

  4.4 Registration Rights Agreement, dated as of March 30, 2001, by and between Computer Motion and Societe Generale.(2)

  5.1     Opinion of Stradling Yocca Carlson & Rauth, a Professional
          Corporation.

 10.1     Securities Purchase Agreement, dated February 16, 2001, by and between
          Computer Motion, Societe Generale, Catalpa Enterprises, Ltd., Jeffrey
          O. Henley, Robert W. Duggan, Mahkam Zananeh, Baystar Capital, LP, and
          Baystar International, Ltd.(1)

 10.2 Equity Line Financing Agreement, dated as of March 30, 2001, by and between Computer Motion and Societe Generale.(2)

 23.1     Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation
          (included in Exhibit 5.1).

 23.2     Consent of Arthur Andersen LLP.

 24.1     Power of Attorney (included on signature page).

----------

(1) Incorporated herein by reference to the same numbered exhibit to the Computer Motion's Current Report on Form 8-K filed with the Commission on March 26, 2001 (File No. 000-22755).

(2) Incorporated herein by reference to the same numbered exhibit to Computer Motion's Quarterly Report on Form 10-Q for the period ended March 31, 2001.